777 Main Street, Suite 1000 Fort Worth, Texas 76102 P | 817.348.1600 F | 817.348.1815 www.hallmarkgrp.com

January 25, 2011

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Hallmark Financial Services, Inc.
Registration Statement on Form S-3
File No. 333-171696

Dear Mr. Riedler:

On behalf of Hallmark Financial Services, Inc. (the "Company"), set  forth below are responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced registration statement set forth in your letter dated January 24, 2011.  For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

1.
Please expand your disclosure to include discussion of the private placement transactions in which each of the selling shareholders, Newcastle Special Opportunity Fund I and Newcastle Special Opportunity Fund II, obtained the shares that are the subject of this resale registration statement.

RESPONSE:

The Company proposes to amend the registration statement to incorporate by reference the discussion of the previous private placement transactions contained in the Company’s Current Report on Form 8-K filed with the Commission on February 2, 2006.  The private placement of convertible notes and the simultaneous amendment of the Company’s primary credit facility were integrally related to the consummation of a significant acquisition by the Company in late January, 2006.  All of these transactions are described in the referenced Form 8-K.  Due to the interrelationship of these transactions, the resulting unique terms of the convertible notes and the significant passage of time, we believe that incorporating the Form 8-K by reference will provide investors a better understanding of the private placement and related transactions than a discussion in the text of the Form S-3 registration statement.

Specifically, the Company proposes to add the following disclosure immediately following the selling stockholder table on Page 10 in lieu of the current first sentence:

“We are registering these shares pursuant to a Registration Rights Agreement entered into with each of Newcastle Special Opportunity Fund I, L.P. and Newcastle Special Opportunity Fund II, L.P. on January 27, 2006, in connection with the private placement of convertible notes which were subsequently converted into the offered shares.  As described in a Current Report on Form 8-K filed with the SEC on February 2, 2006, we privately placed these securities in connection with the funding of our acquisition of the subsidiaries which presently comprise our E&S Commercial business.”

In addition, the Company proposes to add the Current Report on Form 8-K filed with the Commission on February 2, 2006, to the list of previously filed reports incorporated by reference appearing on Page 13 of the registration statement.

We trust that the foregoing responds sufficiently to the Staff's comments.  If you have any questions concerning the Company's responses, please do not hesitate to contact the undersigned at 817-348-1600.

Very truly yours,

/s/ Jeffrey R. Passmore
Jeffrey R. Passmore
Senior Vice President and Chief Accounting Officer

cc:	Mark J. Morrison, Chief Executive Officer
Cecil R. Wise, General Counsel
Steven D. Davidson, Esq.